UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On October 1, 2025, the Board of Directors of EZGO Technologies Ltd. (the “Company”) approved and adopted an equity incentive plan (the “October 2025 Equity Incentive Plan”), which became effective on October 1, 2025. Attached as Exhibit 99.1 to this Form 6-K is the October 2025 Equity Incentive Plan.

On October 2, 2025, the Company issued 3,400,000 ordinary shares with a par value of US$0.04 each of the Company (the “Shares”) under October 2025 Equity Incentive Plan to WXYZ Group Ltd., an entity 100% owned by Mr. Jianhui Ye, the CEO and a director of the Company the Chief Executive Officer, as compensation for his continued service in the Company.

The Shares were issued in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

EXHIBIT INDEX

Exhibit No.	Description
99.1	EZGO Technologies Ltd October 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: October 3, 2025	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer and Director

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